Document 4

CONTRACTUAL OBLIGATIONS OF THE CORPORATION

The commitments as at December 31, 2011 are as follows:

	Total	2012	2013	2014	2015	2016	Thereafter (1)
	$	$	$	$	$	$	$

Long term debt (a)	317,949,125	103,160,985	8,543,246	7,997,641	8,108,393	8,582,399	181,556,461
Right of way agreement (b)	874,339	144,308	144,852	145,412	145,989	146,583	147,195
Office leases (c) (d)	833,909	178,374	157,506	151,763	159,152	160,383	26,731
Management contract (e)	1,472,159	227,592	234,420	241,452	248,696	256,157	263,842
Operations and maintenance agreement (f) (g)	11,536,650	408,400	334,650	2,533,400	2,753,400	2,753,400	2,753,400
Interconnection agreement (h)	2,000,000	2,000,000	-	-	-	-	-
Engineering, procurement and construction agreement (i)	368,794	368,794	-	-	-	-	-
Dark fiber lease (j)	46,984	7,355	7,539	7,728	7,921	8,119	8,322
Decommission funding (k)	742,595	-	148,519	148,519	148,519	148,519	148,519
Land lease (l)	853,436	171,406	171,406	146,406	121,406	121,406	121,406
Vehicle Leases (m)	84,476	23,350	33,184	27,942	-	-	-
	336,762,467	106,690,564	9,775,322	11,400,263	11,693,476	12,176,966	185,025,876

(1)Assumes annualized payment for (b) through (m)

(a)	Long term debt

i.	Windstar senior secured notes

The Company entered into a $204,459,000 Senior Secured Note Purchase Agreement (“Note purchase agreement”) with various institutional lenders to finance the Windstar project. The notes are issued under either Series A, Series B, Series C or Series D notes depending on certain project milestones. As of December 31, 2011, Series A, Series B, and Series C notes were issued for a total of $204,459,000 funds to the Company. Interest on both Series A and Series B notes are paid at an annual rate of 7.249%, and interest on the Series C notes is to be paid monthly at an annual rate of 6.75%. On term conversion date, or the date at which certain conditions have been met, including substantial project construction completion, all Series A, B and C notes are exchanged for Series D notes. Interest on the Series D notes will be paid every three months at an annual rate of 7.19%. The maturity date of these Series D notes is 20 years from the conversion date. Repayment of the notes begins on term conversion date.

	ii.	Windstar bridge financing The Company signed a financing agreement with Rabobank to finance the Windstar project for up to $55,000,000 in the form of a letter of credit (“LC”). Interest on amounts drawn from the LC is based on LIBOR plus the applicable margin. An LC fee is also charged on the undrawn portion of the LC. Interest and the LC fee are due monthly. The loan matures on the date upon which Windstar receives the U.S. Department of Energy cash grant described below but no later than July 31, 2012. As at December 31, 2011, Rabobank had funded $51,013,346. Pursuant to this agreement the Company will pay a construction loan commitment fee of 0.625% per annum on the daily average unutilized construction loan commitment. The fee is due quarterly.

	iii.	Corporate bridge financing In December 2010, the Company entered into two corporate loan agreements with two institutional investors for a total of $9,500,000. The loans including outstanding bonuses and interest were renewed in December 2011 and mature in December 2012. The $6,634,233 loan, comprised of the original $5,000,000 loan plus $1,000,000 bonus and interest, bears interest at 20% per annum and the $5,070,840, comprised of the original $3,600,000 loan plus $900,000 bonus and interest, bears interest at 25% per annum. Both corporate loan agreements allow for early repayment by the Company, without premium or penalty.

On January 15, 2010, the Company entered into two corporate loan agreements with two institutional investors for a total of $2,500,000. The loans are secured by the Company’s property. The loans including outstanding interest were renewed on January 15, 2011 and mature on January 15, 2012. The $2,210,000 loan, comprised of the original $2,000,000 loan plus interest, bears interest at 10% per annum and the $552,358 loan, comprised of the original $500,000 loan plus interest, bears interest at 12% per annum. Both loans have bonuses owing at maturity of $442,000 and $138,089 respectively.

On June 30, 2010, the Company entered into a corporate loan agreement with an institutional investor for a total of $2,000,000. The loan bears interest at 10% per annum, compounded monthly. The loan including outstanding interest was renewed on June 30, 2011 and matures on June 30, 2012. The $2,209,426 loan, comprised of the original $2,000,000 loan plus interest, bears interest at 12% per annum. The loan includes a bonus of $243,037 owed at maturity.

On November 14, 2011, the Company signed a corporate promissory note agreement with an institutional investor for $2,000,000. The note carries a $220,000 upfront fee payable at maturity. The principal amount of the note and the upfront fee bear interest at 12% per annum, compounded monthly. The promissory note matures on November 13, 2012.

iv.	Kingman credit agreement

The Company signed a credit agreement with Keybank that will provide the Company with a $4,200,000 Treasury Grant Loan and a Construction Loan facility of up to $16,000,000. The proceeds from the loans were used solely to pay construction costs related to the Kingman project. Interest was paid at a rate per annum equal to the adjusted Eurodollar rate in effect and the applicable margin of 3.25%. Interest was due quarterly. Before the Construction Loan conversion and Treasury Grant Loan repayment, the full $20,200,000 was drawn.

On December 30, 2011, the $4.2 million Treasury Grant Loan was repaid with proceeds from the Kingman cash grant, terminating all obligations under the loan agreement.

On December 23, 2011, the Construction Loan Facility was converted to a $16,000,000 Term Loan. As of the date of conversion, the applicable margin with respect of the Base Rate and Eurodollar Loans will increase by 0.25% on each three-year anniversary of the conversion date until final maturity date. The maturity date of the Term loan is 7 years from the conversion date and the loan will be amortized over 18 years.

v.	Deferred financing

The Company has entered into $15,488,574 of deferred financing with one of its project vendors. The Company has until the earlier of the receipt of the U.S. Department of Energy cash grant or 90 days after the initial operations date to repay the deferred financing balance.

vi.	REC promissory note

On December 29, 2011, the Company signed a promissory note with REC U.S. Holdings, Inc. for $12,006,600. The note bears interest of three percent per annum. The note and accrued interest are due on April 30, 2012.

On December 29, 2011, the Company entered into a module supply agreement with REC Solar U.S., LLC for the purchase of solar modules totaling 42MW for use in construction of the Company’s Yabucoa, Puerto Rico solar project. The full amount of the promissory note was used to purchase an initial 12MW of solar modules.

vii.	Crane financing contract

The Wells Fargo Equipment Finance contract balance of $62,242 as at December 31, 2011 is secured by the equipment purchased and is repayable in 60 blended monthly payments of $4,638 commencing on March 20, 2008 with interest at a rate of 6.82% per annum.

viii.	Vehicle financing

The Company financed the purchase of a vehicle, the contract balance was $51,441 at December 31, 2011 and is secured by the vehicle and is repayable in 48 blended monthly payments of $1,297 commencing on October 15, 2011, with interest at a rate of 5.49% per annum.

(b)	The Company has a BLM right-of-way that expires on September 22, 2037. The right-of-way requires annual payments based on the installed kilowatt (kw) capacity and BLM factors being the number of operational hours in the year, capacity factors, royalty percentages and sales price per kw. In addition, the Company has an obligation to remove foundations and equipment on the termination of the land right-of- way agreement.

The Company has a railway crossing and land lease agreement with BNSF Railway for its Kingman project, which expires in June 1, 2031. The agreement requires a $10,000 payment in the first year, followed by $1,800 payments per annum, for the railway crossing, and annual land lease payments are $15,794, both are subject to increases of 3% per annum for inflation.

(c)	The Company entered into a sublease agreement for office space in Vancouver, B.C. that expires in February 2012. In January 2011, the Company increased the subleased area under the sublease agreement. The total base rent is C$6,580 per month and operating costs are approximately C$5,000 per month. In September 2011, the Company executed a new lease agreement, commencing March 1, 2012 extending the expiry date to March 1, 2017. Total base rent for years 1 and 2 is C$7,968 per month, year 3 is C$8,264 per month, and years 4 and 5 is C$8,890 per month. Operating costs are approximately C$4,700 per month.

(d)	The Company has entered into a lease agreement for office space in Tehachapi, California that will expire July 2012. The base rent is $1,700 per month.

(e)	The Company has entered into an operations and maintenance agreement with Green Energy Maintenance Corp. (“GEM”) that requires the Company to reimburse the contractor for all costs incurred for maintaining the Mesa and Windridge wind farms plus a management fee of $227,592 per annum. The agreement is renewable annually with 30 days’ notice from its December 15, 2011 renewal date.

(f)	The Company entered into an Operations and Maintenance Agreement with Gamesa for both the Windstar and Kingman projects. Gamesa will provide materials, supplies, consumables, equipment, and vehicles necessary for the operation and maintenance of the turbine equipment.

Starting the third year after the commencement date of the Windstar project, during the warranty period, the Company will pay an annual fixed fee of $44,000 per turbine for a period of five years. The fee shall be revised annually for inflation starting after the third year within the five year period. After the initial five year warranty period, an additional $25,000 per turbine will be added to the last annual fixed fee for an additional five year period.

During the warranty period for the Kingman project, the Company will pay an annual fixed fee of $59,000 per turbine for a period of two years.

(g)	On November 30, 2010, the Company entered into an Asset Management and Operations and Maintenance Agreement with Green Energy Maintenance Corp (“GEM”) related to the Windstar project. GEM will serve as asset manager for Windstar. Starting on the services commencement date, which will be 30 days prior to the substation energizing date, the Company will pay GEM a management fee of $75,000 per year and an O&M service fee paid monthly based on an approved budget. The term of the agreement is for 24 months from the date on which GEM occupies the project site.

On December 17, 2010, the Company entered into an Asset Management and Operations and Maintenance Agreement with GEM related to the Kingman project. GEM will serve as manager and administrator and operation and maintenance provider for Kingman. Starting on the services commencement date, which will be 30 days prior to the substation energizing date, the Company will pay GEM a management fee of $38,400 per year and an O&M service fee paid monthly based on an approved budget. The term of the agreement is for 24 months from the date on which GEM occupies the project site and will automatically extend annually, for an additional year, until the expiration of the power purchase agreement unless the Company gives written notice to terminate.

(h)	On November 11, 2010, the Company entered into a Common Facilities Agreement with Sky River, LLC for its Windstar project. Under this agreement, the Company is obligated to pay an operations and maintenance cost sharing and license fee. An initial payment of $2,000,000 is due 120 days after the initial operations date under the PPA and a second payment of $2,500,000 is due on the tenth anniversary of such date.

(i)	On November 30, 2010, the Company entered into a $45 million engineering, procurement and construction agreement with RMT Inc. as the contractor during construction of the Windstar project. Pursuant to this agreement, the Company paid an initial deposit of $10.3 million in December 2010. The remainder of the contract price will be paid throughout the construction period.

(j)	On September 6, 2011, the Company entered into a dark fiber license agreement with UNS Electric Inc. (“UNS”). Under the agreement UNS will license the Company to use their dark fiber strands for five years. The Company will pay a license fee of $400 per route mile for each fiber pair annually on September 6th for the 20 year life of the agreement with an increase of 2.5% each year.

(k)	Pursuant to item 15 of resolution 2007-404 from the Mohave County Board of Supervisors, the Company is required to maintain a letter of credit, bond or other appropriate form of security, in the amount of the full decommissioning cost net of salvage value, at the end of the life of the Kingman project. The Company received approval from the Mohave County Board of Supervisors to fund this security over the 20 year life of the project starting in year 2.

(l)	On February 22, 2011, the Company entered into a ground lease agreement with Rocking Chair Ranch, Inc., an Arizona corporation. The Company has paid an initial payment of $50,000 in March 2011 and will pay $50,000 on or before the first day of each anniversary of the effective date of February 22, 2011 during the feasibility development term as defined in the lease agreement. The lease may not be terminated by the Company during the first forty-two months of the lease.

The Company entered into a 527 acre ground lease agreement with eight parties for the Windswept project, in California. Under this agreement, the Company will pay a minimum of $121,406 per annum over the 30 year lease term.

(m)	In September 2011, the Company entered into a vehicle operating lease agreement, payable monthly over the 36 month lease term, with the lease expiring in October 2014. The Company entered into a second vehicle operating lease agreement in October 2011, payable monthly over the 36 month lease term, with the lease expiring in November 2014.

(n)	On December 17, 2010, in exchange for the Company receiving financing for its Kingman project the Company executed an Alliance Agreement providing RMT an exclusive first right of refusal to serve as the sole and exclusive EPC contractor on Western Wind’s’ next one hundred and fifty megawatts (150MW) of development of wind and solar powered electrical generation facilities in the U.S., U.S. territories, and Canada, not inclusive of the Windstar and Kingman Projects.